SEC 1745 (3-06) Page 1 of 10 pages
HOUSTON 893365v2
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
(Name of Issuer)
Common Stock, $0.03 par value
(Title of Class of Securities)
774678403
(CUSIP Number)
January 4, 2006
(Date of Event Which Requires Filing of this Statement)
Check appropriate box to designate rule pursuant to which the Schedule is filed y Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act(however, see the Notes). Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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Page 2 of 10 pages
HOUSTON 893365v2
CUSIP No. 774678403
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Donald W. Hodges
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) y
3. SEC Use Only
4. Citizenship or Place of Organization
United States
Number of 5. Sole Voting Power: -0-
Shares Beneficially
by 6. Shared Voting Power: 434,500
Owned by Each
Reporting 7. Sole Dispositive Power: -0-
Person With:
8. Shared Dispositive Power: 756,479
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 756,479
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)
11. Percent of Class Represented by Amount in Row (9): 12.43%
12. Type of Reporting Person (See Instructions): HC

Page 3 of 10 pages
HOUSTON 893365v2
CUSIP No. 774678403
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
First Dallas Holdings, Inc. -- 75-2278916
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) y
3. SEC Use Only
4. Citizenship or Place of Organization
Texas
Number of 5. Sole Voting Power: -0-
Shares Beneficially
by 6. Shared Voting Power: 434,500
Owned by Each
Reporting 7. Sole Dispositive Power: -0-
Person With:
8. Shared Dispositive Power: 756,479
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 756,479
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9): 12.43%
12. Type of Reporting Person (See Instructions): HC

Page 4 of 10 pages
HOUSTON 893365v2
CUSIP No. 774678403
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
First Dallas Securities, Inc. -- 75-2278917
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) y
3. SEC Use Only
4. Citizenship or Place of Organization
Texas
Number of 5. Sole Voting Power: -0-
Shares Beneficially
by 6. Shared Voting Power: -0-
Owned by Each
Reporting 7. Sole Dispositive Power: -0-
Person With:
8. Shared Dispositive Power: 140,428
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 140,428
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9): 2.31%
12. Type of Reporting Person (See Instructions): BD/IA

Page 5 of 10 pages
HOUSTON 893365v2
CUSIP No. 774678403
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Hodges Capital Management, Inc. -- 75-2278918
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) y
3. SEC Use Only
4. Citizenship or Place of Organization
Texas
Number of 5. Sole Voting Power: -0-
Shares Beneficially
by 6. Shared Voting Power: 434,500
Owned by Each
Reporting 7. Sole Dispositive Power: -0-
Person With:
8. Shared Dispositive Power: 616,051
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 616,051
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9): 10.12%
12. Type of Reporting Person (See Instructions): IA

Page 6 of 10 pages
HOUSTON 893365v2
CUSIP No. 774678403
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Hodges Fund -- 06-1347023
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) y
3. SEC Use Only
4. Citizenship or Place of Organization
Texas
Number of 5. Sole Voting Power: -0-
Shares Beneficially
by 6. Shared Voting Power: 434,500
Owned by Each
Reporting 7. Sole Dispositive Power: -0-
Person With:
8. Shared Dispositive Power: 434,500
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 434,500
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9): 7.14%
12. Type of Reporting Person (See Instructions): IC

Page 7 of 9 pages
HOUSTON 893365v2
Item 1.
(a) Name of Issuer:
Rocky Mountain Chocolate Factory, Inc. (the Company)
(b) Address of Issuers Principal Executive Offices:
265 Turner Drive
Durango, CO 81303
Item 2.
(a) Name of Person Filing:
Donald W. Hodges
First Dallas Holdings, Inc.
First Dallas Securities, Inc.
Hodges Capital Management, Inc.
Hodges Fund
(b) Address of Principal Business Office or, if none, Residence:
2905 Maple Ave.
Dallas, Texas 75201
(c) Citizenship:
Donald W. Hodges is a citizen of the United States.
First Dallas Holdings, Inc. is a Texas corporation.
First Dallas Securities, Inc. is a Texas corporation.
Hodges Capital Management is a Texas corporation.
Hodges Fund is a Massachusetts business trust.
(d) Title of Class of Securities:
Common Stock
(e) CUSIP Number:
774678403
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  Insurance company as defined in section 3(a)(19) of the Act
     (15 U.S.C. 78c).
(d)  Investment company registered under section 8 of the Investment
     Company Act of 1940 (15 U.S.C. 80a-8).
(e)  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
(f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g) y A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
     (15 U.S.C. 80a-3).
(j)  Group, in accordance with 240. 13d-1(b)(1)(ii)(J).

Page 8 of 9 pages
HOUSTON 893365v2
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
Donald W. Hodges 756,479
First Dallas Holdings, Inc. 756,479
First Dallas Securities, Inc. 140,428
Hodges Capital Management, Inc. 616,051
Hodges Fund 434,500
(b) Percent of class:
Donald W. Hodges 12.43%
First Dallas Holdings, Inc. 12.43%
First Dallas Securities, Inc. 2.31%
Hodges Capital Management, Inc. 10.12%
Hodges Fund 7.14%
The calculation of the percentage of beneficial ownership of the Companys common stock is based upon 6,087,708 shares outstanding on June 30, 2006, as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended May 31, 2006.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Donald W. Hodges -0-
First Dallas Holdings, Inc. -0-
First Dallas Securities, Inc. -0-
Hodges Capital Management, Inc. -0-
Hodges Fund -0-
(ii) Shared power to vote or to direct the vote:
Donald W. Hodges 434,500
First Dallas Holdings, Inc. 434,500
First Dallas Securities, Inc. -0-
Hodges Capital Management, Inc. -0-
Hodges Fund 434,500
(iii) Sole power to dispose or to direct the disposition of:
Donald W. Hodges -0-
First Dallas Holdings, Inc. -0-
First Dallas Securities, Inc. -0-
Hodges Capital Management, Inc. -0-
Hodges Fund -0-
(iv) Shared power to dispose or to direct the disposition of:
Donald W. Hodges 756,479
First Dallas Holdings, Inc. 756,479
First Dallas Securities, Inc. 140,428
Hodges Capital Management, Inc. 616,051
Hodges Fund 434,500
Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Page 9 of 9 pages
HOUSTON 893365v2
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Other individuals have the right to receive the dividends from, and the proceeds from the sale of, all reported securities.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Donald W. Hodges (Control Person) is the sole owner of First Dallas Holdings, Inc., the parent holding company of First Dallas Securities, Inc., Hodges Capital Management, Inc. and Hodges Fund. All entities and their Item 3 classification are attached hereto as Exhibit A.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10.Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 5, 2006
By:
Name:
Title:

HOUSTON 893365v2
Exhibit A
List of Subsidiaries
First Dallas Securities, Inc. is a broker or dealer registered under section 15 of the Act (15 U.S.C. 78o) and an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E). Hodges Capital Management, Inc. is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E). Hodges Fund is an investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).